EXHIBIT 99.2

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

We encourage you to take advantage of Internet or telephone

voting, Both are available 24 hours a day, 7 days a week.

Internet and telephone voting is available through 11:59 PM New York Time on June 17, 2012.

Sequans Communications	INTERNET http://www.proxyvoting.com/sqns Use the Internet to vote your proxy. Have your proxy card in hand when you access the web site.
OR
TELEPHONE 1-866-540-5760 Use any touch-tone telephone to vote your proxy. Have your proxy card in hand when you call.

If you vote your proxy by Internet or by telephone, you do NOT need to mail back your proxy card.

To vote by mail, mark, sign and date your proxy card and return it in the enclosed postage-paid envelope.

Your Internet or telephone vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

  WO# 25716

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Please mark your votes as	☒
indicated in this example

	FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN

1.	☐	☐	☐	6.	☐	☐	☐	11.	☐	☐	☐	16.	☐	☐	☐
2.	☐	☐	☐	7.	☐	☐	☐	12.	☐	☐	☐	17.	☐	☐	☐
3.	☐	☐	☐	8.	☐	☐	☐	13.	☐	☐	☐	18.	☐	☐	☐
4.	☐	☐	☐	9.	☐	☐	☐	14.	☐	☐	☐	19.	☐	☐	☐
5.	☐	☐	☐	10.	☐	☐	☐	15.	☐	☐	☐	20.	☐	☐	☐
												21.	☐	☐	☐

	Mark Here for Address Change or Comments SEE REVERSE	☐

RESTRICTED SCAN LINE AREA

NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

Signature	Signature	Date

Resolutions within the competence of the Ordinary Shareholders’ Meeting

  1.     Approval of the statutory financial statements for the fiscal year ended December 31, 2011.

  2.     Approval of the consolidated financial statements for the fiscal year ended December 31, 2011.

  3.     Acknowledgement of related party agreements referred to in Article L. 225-38 of the French Commercial Code.

  4.     Allocation of the income for the fiscal year ended December 31, 2011, as stated in the annual financial statements, to cumulated retained earnings.

  5.     Approval of board fees for non-executive directors.

  6.     Appointment of Mr. Gilles Delfassy as a director.

  7.     Renewal of appointments of Mssrs. Georges Karam and Zvi Slonimsky as directors.

Resolutions within the competence of the Extraordinary Shareholders’ Meeting

  8.     Amendment of articles of incorporation to change directors’ terms from two years to three years.

  9.     Grant of 6,000 warrants to Mr. Alok Sharma, current director, in accordance with directors’ compensation policy.

10.     Grant of 6,000 warrants to Mr. James Patterson, current director, in accordance with directors’ compensation policy.

11.     Grant of 6,000 warrants to Mr. Zvi Slonimsky, returning director, in accordance with directors’ compensation policy.

12.     Grant of 6,000 warrants to Mr. Hubert de Pesquidoux, current director, in accordance with directors’ compensation policy.

13.     Grant of 6,000 warrants to Mr. Dominque Pitteloud, current director, in accordance with directors’ compensation policy.

14.     Grant of 25,000 warrants to Mr. Gilles Delfassy, new director, in accordance with directors’ compensation policy.

15.     Authorization to the Board of Directors for the grant of stock options to employees.

16.     Authorization to the Board of Directors for the grant of restricted free shares to employees.

17.     Authorization to the Board of Directors for the grant of warrants to non-employees.

18.     Establishment of overall limit to the number of stock options, restricted free shares and warrants which may be granted under the preceding three authorizations.

19.     Delegation of powers to the Board of Directors to effect an increase of nominal capital of up to 200,000 Euros by issuance of shares or other equity-based instruments.

20.     Board of Directors to effect an increase in capital reserved for employees, as required by French law when any other capital increase is proposed for shareholder approval. The Board of Directors is not in favor of this resolution.

21.     Delegation of powers for legal and administrative formalities required by law to formalize the results of this Annual Shareholders’ Meeting.

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Sequans Communications

Instructions to The Bank of New York Mellon, as Depositary

(Must be received prior to 5:00 pm Eastern Time on June 18, 2012)

The undersigned registered holder of Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the number of Deposited Securities underlying the Depositary Shares evidenced by Receipts registered in the name of the undersigned on the books of the Depositary as of the close of business on May 17, 2012 at the Ordinary General Meeting and Extraordinary Meeting of Shareholders to be held on June 26, 2012, and any adjournments thereafter, in respect to the resolutions specified on the reverse side.

Instructions as to voting on the specified resolutions should be indicated by an “X” in the appropriate box. The Depositary shall not vote or attempt to exercise the right to vote that attaches to the Shares or other Deposited Securities other than in accordance with instructions received by the holder of Depositary Shares.

Address Change/Comments (Mark the corresponding box on the reverse side)

THE BANK OF NEW YORK MELLON PO BOX 3549 S HACKENSACK NJ 07606-9249

(Continued and to be marked, dated and signed, on the other side)
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